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MASTERWORKS

JEAN-MICHEL BASQUIAT

Made in Japan II features a prime head motif and was created in 1982, his most desirable year

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Offering & Artist Overview

By The Numbers

Similar Sales Growth Rate (‘87-’24)	18.2%
Artist Record Price Growth (‘84-’24)	28.8%
Price Appreciation At Auction (‘96-’24, 100 Sales)	96.0%

Desirable Style at Auction

Basquiat's Most Commercial Elements

Our new Basquiat is one of his iconic "head" paintings from 1982, two elements that show up frequently in his top auction records.



Untitled (1982) | Different in scale & composition

Sold for $110.5M

Attractive Standout Repeat Sales

This Painting's Pair Appreciated 11x

Our offering, Made in Japan II, was made as part of a pair—the other work, Made in Japan I, sold for $770k in 2002 and $8M in 2014, good for an 11x increase over 12 years.


EROKHEHL

Made in Japan I (1982)

Sell Price (2002):

$770K

Sell Price (2014):

$8M

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Offering Circular Below





"When we look at the whole scope of his lexicon, the head really stands out as the most primal expression and has now become one of the most iconic articulations of his mastery as a painter, draftsman, and colorist."

—David Galperin, Head of Evening Sales at Sotheby's

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MASTERWORKS

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.